Exhibit 6.1

EMPLOYMENT AGREEMENT

THIS AGREEMENT is entered into as of the 28 day of June, 2015, by and between OS New Horizon- Personal Computing Solutions LTD, a company incorporated under the laws of the State of Israel and maintaining its principal place of business at 10 Ha’efrony St, Mevasseret, Israel (the “Company”) and David Freidenberg Israeli I.D. number 034024265 residing at 20 Hayovel St. Raanana, Israel (“David” or the “CEO”).

WHEREAS:	The Company is engaged, inter alia, in developing a biometrically secured device for storing all personal and sensitive data and documents on cellular phones (herein after the “Device” and the “Business”); and

WHEREAS:	The Company wishes to rise initial private capital of at least 400,000 USD (the “First Investment”) and the Company considers further to apply and register it shares (directly or using a parent US incorporate company, (hereinafter for the purpose of this agreement “OS Holdings”), to be publicly traded in one of the US stock markets (the “Listing”), together with raising additional capital of approximately 1 million USD, whether Public or as private capital (“Raise of Funds” and together the “Second Investment”); and

WHEREAS:	David has been giving the Company services and is holding the position of an Executive Consultant since March 2015, and David has the experience, abilities and knowledge to hold the position of the CEO of the Company or OS Holdings, and has prior experience in managing hardware and software company related to the Business: and

WHEREAS:	the Parties hereto desire to enter into a consultancy agreement to regulate David’s consultancy services as an Executive Consultant and subject to the Raise of Funds regulate David’s future employment with the Company as the general manger and CEO of the Company/OS holdings, following the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises and covenants hereinafter contained, it is agreed as follows:

1.	Term

The term of this agreement shall commence on July 1st, 2015 and shall continue indefinitely, unless terminated in accordance with the provisions of this agreement.

2.	Executive Consultant services

2.1.	The company hereby engages and David hereby agrees to continue serving as the Company’s Executive consultant as an independent contractor, and hold himself available to render the Service at the request of the Company, to the best of his ability upon the term and conditions hereinafter set forth.

3.3.	Parties agrees that upon securing raise of funds with an Investor pursuant to David’s direct efforts during the term of this agreement and subject to the receipt of funds by the Company (herein after the “Investment”), David shall be entitled to the following Finder’s Fee:

a)	Subject to sub-section “b” below, a maximum gross total fee equal to seven percent (7%) the net amount actually received by the Company in the applicable Investment(herein after “Finder’s Fee”), no later than 30 days after receiving the such payment;

b)	Notwithstanding the foregoing in section (a) above, the Finder’s Fees amount shall be limited in an amount whereby the Company offsets from David’s Finder’s Fee of any other Company’s costs and expense of finder’s fees (or equivalent thereto) with respect to the Investment in a way that in no event the Company obliged to pay an amount exceeding the amount equal to seven percent (7%) of the total investment actually received by the Company to David and/or any other third party.

c)	David will not be entitled to any compensation if the Company decides to raise funds from Other Investors or Other Consultant.

d)	David will have no authority to neither make any warranties on behalf of the Company nor bind the Company in connection with any negotiations with Investors or Other Investors or any other third party. The decision whether or not to engage in an agreement with an Investor or any other third party is within the Company’s sole and exclusive discretion and shall hold the Company harmless from any and all claim and/or breach of this agreement arising from such decision.

e)	Finder’s fees shall be paid to David against applicable invoices.

f)	David shall be entitled for Finder’s Fee until the earlier to occur of (i) the expiration of the last day of a period of twelve (12) months commencing as of the date hereof (the “Expiration Date”) or (ii) the effective date of a notice to terminate this Agreement by the Company or David at any time prior to the Expiration Date, with or without cause, by giving the other party at least 30 days’ prior written notice;

4.	Independent Contractor

It is expressly agreed that as long as David is holding the position of the Company’s Executive Consultant and before securing the Second Investment, David is acting as an independent contractor in preforming his services as above described. Company shall carry no employment compensations including but not limited to any social benefits which might be expected in an employer-employee relationship.

5.	Employment

5.1.	As of securing the Second investment and raise of at least 1 million USD (the “Effective date of Employment”), David shall begin his employment as the general manager and CEO of the Company/OS Holdings according to the Company’s Board of directors decision. David shall perform the duties, undertake the responsibilities and exercise the authority customarily performed, undertaken and exercised by persons situated in a similar capacity and Position. David will conduct, operate, manage and use his utmost endeavor to promote the Business of the Company.

2

5.2.	David shall be employed in the capacity of a full time job. It is understood and agreed that as of the effective date of Employment, David’s shall not, either directly or indirectly, be engaged in any additional business activity without the Company’s prior written consent.

5.3.	During the term of his employment. David shall devote all of his attention and energies to the business and affairs of the Company and shall not, during the term of his employment. be engaged in any other business activity without the Company’s prior written consent.

5.4.	David’s employment terms area personal services agreement governing the employment relationship between the parties hereto (the “Employment Terms”). The Employment Terms shall not be subject to any general or special collective employment agreement relating to executives in any trade or position that is the same or similar to David’s, unless specifically provided herein.

5.5.	David’s position, duties and responsibilities under the Employment Terms shall be in the nature of management duties that demand a special degree of personal loyalty and the terms of David’s employment hereunder shall not permit application to this Agreement of the Law of Work Hours and Rest 5711 — 1951. Accordingly, the statutory limitations of such law shall not apply to this Agreement. David shall not be entitled to additional compensation from the Company for working additional hours, if required.

6.	Employment Compensation

6.1.	As of the Effective date of Employment, the Company shall pay David a monthly gross compensation of 10,000 USD (Ten thousand USD) in addition to all Social Benefits as defined hereunder (the “Base Salary”).

“Social Benefits” shall mean all benefits an employee is entitled to according to the Israeli Labor Laws as applicable from time to time, including allocation of advanced study funds.

6.2.	David’s Base Salary shall be paid no later than the 10th day of each following month.

7.	Annual Bonus

7.1.	In addition to the Base Salary, David shall be entitled to an annual bonus on performance basis for each fiscal year of OS Holdings Revenue Goals, as follow:

7.1.1.	Achievement of 100% of the Revenue Goals shall entitle David to a bonus in the amount of his annual salary.

7.1.2.	Achievement of 66%-99% of the Revenue Goals shall entitle David to a bonus in the amount of 50% of his annual salary

“Revenue Goals” for the purpose of this section shall mean OS Holdings revenue goals specified and expected as set forth in the Company’s Business Plan attached hereto as Appendix “B.

8.	Bonus by Options

8.1.	Option amount: In addition to the Base Salary and Annual Bonus, the Company hereby grants David an option to purchase 100,000 ordinary shares of the company, par value of 0.01 NIS each (the “Options”) at the exercise price of the par value of the shares, subject to the terms and conditions of the Company’s Option Plan that the Company shall adopt at its sole discretion.

3

8.2.	Vesting Period:

8.2.1.	As of the end of e12 months of the Effective Date of Employment and thereafter, David shall be entitled to exercise the purchase of 25% of the amount of the Options (25,000 Options);

8.2.2.	As of the end of 24th month from the Effective Date of Employment and thereafter David shall be entitled to exercise additional 12.5% of the Options and additional 12.5% of the options provided the Company has at the time of exercise audited yearly reports stating the Company has a Net Profit in excess of 1,300,000 USD;

8.2.3.	As of the end of 36th month from the Effective Date of Employment and thereafter David shall be entitled to exercise additional 12.5% of the Options and additional 12.5% of the options provided the Company has at the time of exercise audited yearly reports stating the Company has a Net Profit in excess of 8,500,000 USD;

8.2.4.	As of the end of 48th month from the Effective Date of Employment and thereafter David shall be entitled to exercise additional 12.5% of the Options and additional 12.5% of the options provided the Company has at the time of exercise audited yearly reports stating the Company has a Net Profit in excess of 12 million USD;

For the purpose of this section, “Net Profit” shall mean profits before corporate tax of the Company on a consolidated basis.

8.3.	The Option or any exercisable portion thereof shall be deemed exercised when the Company receives written notice of exercise from David and full payment for the Option price.

8.4.	Upon David’s exercise of the Option or any portion of it, David shall pay the Company the income tax withholding or other employment related tax that may be due upon the exercise of the options. The determination of the amount of any such tax due in such event shall be made by the Company and shall bind David.

9.	Allocation of Shares

Upon securing the second Investment, whether by a public raise or private capital, the Company will allocate to David and David shall be entitled for an allocation of 50,000 ordinary share of the Company par value of 0.01 NIS each (hereinafter the “Shares”) at the exercise price of the par value of the shares. To avoid any doubt, the allocation shall be subject to David’s obligation to pay the Company the income tax withholding or other employment related tax that may be due upon the allocation of the Shares.

10.	Other Benefits as an Employee:

During the term of Employment as the CEO of the Company, David shall be entitled to the following benefits:

(a)	Sick Leave. Pursuant to the Sick Pay Law 5736 - 1976.

(b)	Vacation. David shall be entitled to a vacation period each year of 21 days (or a fraction of it if not a full year has been executed), during which time his compensation shall be paid in full.

4

(c)	Automobile. In addition to the monthly compensation, bonus and other benefits according to this agreement, Company shall provide David with a vehicle and David shall bare all taxes related.

(d)	Out of Pocket Expenses - The Company shall pay or reimburse David for all customary and reasonable expenses relating to his employment by the Company and his position, upon the presentation of itemized accounts or receipts. Out of Pocket expenses shall not exceed monthly amount of 1,000 USD. It is understood and agreed that the following expenses shall be expenses deductible by the Company for income tax puposes. Expenses not deductible for income tax purposes must be approved by the Company in writing before such expense is born by David.

11.	Relocation

Upon the establishment of OS Holdings, David agrees to move his principal place of residence from Israel to the USA and to perform his duties under this agreement in the USA (hereinafter “Relocation”). In case of Relocation the parties will sign a full and detailed employment agreement according to the principals described under this agreement and additional compensation requires from the Relocation that shall be defined by the Company together with David as customary and reasonable for similar companies in the Business and similar assets

12.	Termination

1.1.	Either party may terminate this Agreement and the employee-employer relationship between David and the Company at any time upon 60 (sixty) days (the “Notice Period”) written notice to the other party specifying the cause for terminating this agreement and the effective date of termination (the “Termination Date”).

1.2.	During such Notice Period following termination of this Agreement by the Company, David shall be entitled to compensations pursuant to Sections 2, 3 and 6-8 above.

1.3.	During the Notice Period, David shall transfer his position to his replacement in an orderly and complete manner and shall return to the Company all documents, professional literature and equipment belonging to the Company, which may be in his possession at such time.

13.	Confidentiality; Non-Competition and Proprietary Rights

In connection to David’s obligations according to this Agreement, David will sign a Secrecy, Non-Competition and ownership of Proprietary Rights Agreement in the form attached hereto as Exhibit A.

14.	Notice

For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or sent by registered mail, postage prepaid, addressed to the respective addresses set forth below or last given by each party to the other, except that notice of change of address shall be effective only upon receipt.

The initial addresses of the parties for purposes of this stated in the recitals of this agreement.

5

15.	Miscellaneous

(a)	No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by both parties. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

(b)	This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

(c)	The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

(d)	This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof. No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made either party which is not expressly set forth in this Agreement.

(e)	Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by David, his beneficiaries or legal representatives, except by will or by the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by David’s legal personal representative.

(g)	The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

IN WITNESS WHISEOF, the parties have executed this Agreement as of the day and year first above written.

The Company		David Friedenberg

/s/ David Friedenberg

By:	GILA FISH
Title:	CEO

6

EXHIBIT A

SECRECY, NON-COMPETITION AND OWNERSHIP OF PROPRIETARY RIGHTS AGREEMENT

This Secrecy, Non-Competition and Proprietary Information Agreement is made as of the ___ day of January, 2015 by and between OS New Horizon — Personal Computing Solutions Ltd. (the “Company”) and David Fish (hereinafter “David”).

1.	Secrecy.

(a)	David recognizes and acknowledges that David’s access to Proprietary Information (as defined below) is essential to the performance of David’s duties under David’s employment agreement with the Company dated the date of this Agreement (the “Consulting Agreement”).

(b)	David recognizes and acknowledges that the trade secrets and confidential or proprietary information of the Company (collectively, the “Proprietary Information”), which shall include all information relating to designs, know-how, inventions, ideas, improvements, trade secrets, patent, software systems (including specifications, programs and documentation), the methods and data, and the developments, and works of authorship, which the Company or any of its affiliates uses, owns, plans or develops (whether for its own use or for use by their customers) and any information concerning the business and affairs of the Company or any of its affiliates, are confidential and are the property of the Company. Proprietary Information shall not include any material or information that is in the public domain through no act or omission by David.

(c)	David undertakes not to disclose to any other person or entity or use except in connection with her duties in the Position , during or after the term of the Employment Agreement, any Proprietary Information, or permit any person to examine or make copies of any documents which may contain or be derived from the Proprietary Information.

(d)	David further recognizes and acknowledges that the Company has received and in the future may receive from third parties certain confidential or proprietary information for certain limited purposes. David agrees to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out David’s work for the Company and as consistent with the Company’s agreement with any such third party.

(e)	The obligations set forth in this Section 1 shall survive termination of the Consulting Agreement.

7

2.        Return of Materials. Upon termination of the Consulting Agreement or earlier at the request of the Company before termination, David will promptly return to the Company all documents, data, records and other information pertaining to David’s engagement with the Company or any Proprietary Information. The obligations set forth in this Section 2 shall survive termination of the Consulting Agreement.

3.        Ownership of Property and Proprietary Rights.

(a)	The ownership of any invention, improvements, trade name, know-how, or any other proprietary right and the right in and to and the right to utilize any invention, patent, idea, or other proprietary right, whether or not patentable, copyrightable or otherwise protectable, which David may invent, during David’s engagement with the Company, and that relates to or results from David’s services for the Company, shall be the exclusive property of the Company, and David hereby assigns to the Company the entire right, title and interest in and to any proprietary rights therein or based thereon (collectively, the “Inventions”). In the event the Company chooses to defend the Invention by means of registration of a patent or a trade name, the Company shall be registered as the sole proprietor of the patent or trade name, as the case may be, and it will be entitled to use the Invention in any manner found suitable by it and it will be entitled to materialize, utilize and commercialize the patents, trademark and the Inventions worldwide, without any payment of royalties to David. David will cooperate with the Company in all matters with respect to this paragraph and will give any information and/or documentation, sign any documents, and perform such acts, all as may be reasonably requested by the Company so as to enforce the Company’s rights hereunder.

(b)	For the avoidance of doubt, the consideration to David, according to terms of the Consulting Agreement, is the complete consideration to which David is entitled, including for any Invention they may invent during David’s engagement with the Company, and David will not be entitled to any additional consideration with respect to such Invention.

(c)	If the Company is unable for any reason to secure any David’s signature on an application for any Israeli or foreign patent or copyright registration covering Inventions or original works of authorship assigned to the Company as set forth above, David hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as David’s agents and attorneys-in-fact, to act on its behalf and in its stead to execute and file any such application and to do all other lawfully permitted acts to further the prosecution and issuance of letter patent or copyright registration thereon with same legal force and effect as if executed by David.

(d)	The obligations set forth in this Section 3 are perpetual and shall survive termination of the Consulting Agreement.

8

4.        Non competition. In consideration for all of the fees and commissions paid to David by the Company pursuant to the Consulting Agreement, for so long as the Consulting Agreement is in force, and continuing for twelve (12) months after the termination or expiration thereof (the “Termination Date”), David shall not, directly or indirectly:

(i)	carry on or hold an interest in any company. venture, entity or other business (other than a minority interest in a publicly traded company) which competes with the products or services of the Company (a “Competing Business”);or

(ii)	act as a David or employee or officer or in any managerial capacity in a Competing Business, or supply in competition with the Company Restricted Services (as defined below) to any person who, to his/its knowledge, was provided with services by the Company any time during the twelve (12) months immediately prior to the Termination Date, except in connection with the Additional Activities (as defined in the Consulting Agreement);

(iii)	solicit, canvass or approach or endeavor to solicit, canvass or approach any person who, to his/its knowledge, was provided with services by the Company at any time during the twelve (12) months immediately prior to the Termination Date, for the purpose of offering services or products which compete with the services or products supplied by the Company at the Termination Date (“Restricted Services”); or

(iv)	employ, solicit or entice away or endeavor to solicit or entice away from the Company any person employed by the Company any time during the twelve (12) months immediately prior the Termination Date with a view to inducing that person to leave such employment and to act for another employer.

The obligations set forth in this Section 4 shall survive termination of the Consulting Agreement.

5.        Remedies. The Company shall have the right to enforce this Agreement and anyof its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for the breach of this Agreement.

6.        Enforcement. It is the desire and intent of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies of the State of Israel (regardless of its conflict of law principles). Accordingly, if any particular portion of this Agreement shall be adjudicated to be invalid or unenforceable, it shall be deemed to be amended to delete the portion thus adjudicated to be invalid or unenforceable. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflicts of laws. The parties consent to the exclusive jurisdiction and venue of Tel Aviv courts for any lawsuit filed arising from or relating to this Agreement.

9

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Os New Horizon — Personal Computing Solutions Ltd.

Name: FISH GILA
Title: CEO

I agree to abide by all of obligations under the above agre

/s/ David Freidenberg
David Freidenberg

10

Appendix “A” - Investors introduced by David

1.       Dror Atzmon

2.       Oded Har-even

3.       Shmulik Yanay

11

Appendix “B” - Company’s Business Plan

[Attached]

12

EXHIBIT 2.7 - Other Business Activities

1.       Peer TV

2.       Yorckville

13